                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ______________________
                                AMENDMENT NO. 2

                                      TO

                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant To Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                             _____________________

                                LEARONAL, INC.
                           (Name of Subject Company)
                          LIGHTNING ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                             ROHM AND HAAS COMPANY
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)
                                   522016104
                     (CUSIP Number of Class of Securities)
                              __________________

                                ROBERT P. VOGEL
                             ROHM AND HAAS COMPANY
                          100 INDEPENDENCE MALL WEST
                       PHILADELPHIA, PENNSYLVANIA 19106
                                (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                with a copy to:
                               WILLIAM G. LAWLOR
                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 994-4000
                              __________________

     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed December 23, 1998 and the Schedule 13D filed December 23, 1998 (together, as amended and supplemented, the "Schedule 14D-1") relating to the offer by Lightning Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of LeaRonal, Inc., a New York corporation (the "Company"), at $34.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.


     The Schedule 14D-1 is hereby amended and supplemented as follows:

ITEM 10.  ADDITIONAL INFORMATION.

     On January 14, 1999, Parent issued a press release announcing that the German Federal Cartel Office has completed its review under German antitrust laws and has cleared Parent's pending acquisition of the Company. The full text of the press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

     On January 14, 1999, the Company issued the following press release which hereby amends and supplements Section 8 of the Offer to Purchase ("Certain Information Concerning the Company"):


"FREEPORT, N.Y.--(BUSINESS WIRE)--Jan. 14, 1999--LeaRonal, Inc., (NYSE:LRI) today reported that net income for its third quarter ended November 30, 1998 was $5,206,000 or $.41 per share on sales of $57,681,000 compared to net income of $5,875,000 or $.45 per share on sales of $62,155,000 for the corresponding quarter of the prior fiscal year.

Process sales, which are sales of proprietary chemical specialties, electronic and imaging chemicals and do not include the price of precious metals, were $33,076,000 for the three months ended November 30, 1998, a decrease of 6% from $35,046,000 in the November 1997 quarter. Process sales for the nine month period ended November 30, 1998 were $99,589,000 compared with $99,575,000 for the prior year period.

The Company reported net income for the nine months ended November 30, 1998 was $14,173,000 or $1.10 per share on net sales of $171,907,000 compared to net income of $14,831,000 or $1.14 per share on net sales of $183,289,000 for the corresponding period ended November 30, 1997.

Ronald Ostrow, President and Chief Executive Officer said, `Demand for the Company's specialty chemicals declined slightly in the 1998 period due to the general reduction in demand for electronic components on a worldwide basis. Approximately 75% of the Company's process sales are to customers for electronic applications. We view this recent period as a temporary pause in the long term growth of our Company. We are confident that our pending combination with the Shipley Company of Rohm and Haas will provide additional opportunities for the growth of our business.'

At November 30, 1998, the Company had working capital in excess of $81 million, including over $40 million in cash and short term investments.

Certain portions of this press release which do not relate to historical financial information may be deemed to constitute forward looking statements that are subject to various factors which could cause actual results to differ materially from the Company's expectations.

LeaRonal, Inc. develops and markets a wide variety of specialty chemicals utilized in the electronics and metal finishing industries. On December 20, 1998, the Company entered into an Agreement and Plan of Merger with Rohm and Haas pursuant to which a Rohm and Haas subsidiary has commenced a tender offer to purchase all of the Company's issued and outstanding shares for $34.00 per share in cash.


                                                                   FOR THE THREE MONTHS ENDED
                                                                           NOVEMBER 30,
                                                                    1998                1997
 Net Sales                                                        $57,681,000       $62,155,000
 Income Before Income Taxes                                         7,458,000         8,629,000
 Income Taxes                                                       2,252,000         2,754,000
 Net Income                                                         5,206,000         5,875,000
 Earnings per common share                                               $.42              $.46
 Earnings per common share assuming dilution                             $.41              $.45
 Weighted average shares for basic earnings per share              12,536,200        12,754,225
 Adjusted weighted average shares for diluted
   earnings per share                                              12,745,610        13,099,079


                                                                    FOR THE NINE MONTHS ENDED
                                                                           NOVEMBER 30,
                                                                      1998              1997
 Net Sales                                                       $171,907,000      $183,289,000
 Income Before Income Taxes                                        19,796,000        21,414,000
 Income Taxes                                                       5,623,000         6,583,000
 Net Income                                                        14,173,000        14,831,000
 Earnings per common share                                              $1.13             $1.16
 Earnings per common share assuming dilution                            $1.10             $1.14
 Weighted average shares for basic earnings
   per share                                                       12,584,299        12,810,495
 Adjusted weighted average shares for diluted
   earnings per share                                              12,875,209        13,054,032

For further information and/or confirmation of details, contact LeaRonal, Inc., David Rosenthal, Vice President - Finance, at 516/868-8800." [end of press release]


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


       (a)(11)   Press Release of Parent dated January 14, 1999.

SIGNATURES

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 1999


                              LIGHTNING ACQUISITION CORP.



                              BY:  /s/ Bradley J. Bell
                                  ------------------------------------------
                                  Name: Bradley J. Bell
                                  Title: President


                              ROHM AND HAAS COMPANY



                              BY: /s/ J. Michael Fitzpatrick
                                  -----------------------------------------
                                  Name: J. Michael Fitzpatrick
                                  Title: Vice President

                               INDEX TO EXHIBITS


EXHIBIT
-------

(a)(1)   Offer to Purchase, dated December 23, 1998.*

(a)(2)   Letter of Transmittal.*

(a)(3)   Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)   Press Release dated December 21, 1998.*

(a)(8)   Press Release dated December 23, 1998.*

(a)(9)   Summary Advertisement.*

(a)(10)  Press Release dated January 11, 1999.*

(a)(11)  Press Release dated January 14, 1999.

(b)      None.

(c)(1) Agreement and Plan of Merger, dated as of December 20, 1998, by and among Parent, Purchaser and the Company.*

(c)(2) Confidentiality Agreement, dated as of October 21, 1998, by and between Parent and the Company.*

(c)(3) Tender and Option Agreement, dated as of December 20, 1998, by and among Parent, Purchaser and certain stockholders of the Company.*

(c)(4)   Form of Employment Agreement, dated as of December 20, 1998.*

(d)      None.

(e)      Not applicable.

(f)      None.

*    Previously filed.